EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

(Unaudited)

	Quarter Ended
	September 29, 2007		September 30, 2006

Fixed charges:
Interest expense	$54		$75
Interest portion of rental expense	11		11

Total fixed charges before capitalized interest	65		86
Capitalized interest	3		2

Total fixed charges	$68		$88

Earnings available for fixed charges:
Income before income taxes	$265	(a)	$205 (b)
Less undistributed (loss) income in minority-owned companies	(1)		(1)
Add minority interest in majority-owned subsidiaries	2		(1)
Add amortization of capitalized interest	3		2
Add fixed charges before capitalized interest	65		86

Total earnings available for fixed charges	$334		$291

Ratio of earnings to fixed charges	4.9		3.3

(a)	During the first quarter of fiscal 2008, the corporation recognized $4 million of pretax expense from continuing operations in connection with certain restructuring actions. Also, during the first quarter of fiscal 2008, the corporation recognized $130 million of contingent sales proceeds from the disposal of its European tobacco business.
(b)	In the first quarter of fiscal 2007, the corporation recognized $1 million of pretax income from continuing operations in connection with certain restructuring actions. Also, during the first quarter of fiscal 2007, the corporation recognized $120 million of contingent sales proceeds from the disposal of its European tobacco business.